Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

PERSHING SQUARE SUBMITS ADDITIONAL SPECIAL MEETING REQUESTS REPRESENTING 35% OF ALLERGAN SHARES

Requests Exceed 25% Threshold Excluding Pershing Square’s 9.7% Stake

and Do Not Include an Additional 4% that Requesting Shareholders

Could Not Submit Due to Onerous Bylaws

New York, Sept. 12, 2014 //- Pershing Square Capital Management, L.P. (“Pershing Square”), the largest shareholder of Allergan, Inc. (NYSE: AGN) (“Allergan”), announced today that it has submitted additional special meeting requests from shareholders owning 1.29% of Allergan’s shares, bringing the total to 35.1%. Not including Pershing Square, shareholders owning over 25% of Allergan’s shares have now provided the necessary documentation and cleared the administrative hurdles in Allergan’s bylaws to join Pershing Square in calling for the special meeting.

Pershing Square CEO Bill Ackman, commented: “Allergan shareholders have spoken forcefully about their demand for a special meeting to be called by delivering requests representing 35% of the outstanding shares. Even excluding our shares, Allergan shareholders have met the Company’s extraordinarily burdensome requirements to call the meeting. Hopefully, the board will finally recognize that shareholders want the opportunity to voice their point of view on the board, the bylaws, and the Valeant transaction, and unconditionally call the meeting.”

While the company has set a December 18 meeting date, it continues to attempt to delay or stop the meeting by pursuing spurious litigation against Pershing Square and Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (“Valeant”).

In addition to the 35% total submitted to Allergan, some shareholders who submitted requests were unable to submit requests representing all of their shares due to the onerous bylaw provisions. Had all such shares been included, the total would have been approximately 39% of outstanding Allergan shares. This percentage continues to exclude shareholders who wished to consent but were unable to submit any shares in compliance with Allergan’s onerous bylaws.

According to Allergan, the deadline for shareholders to add to and update their requests with additional shares acquired is this Sunday September 14, 2014. We encourage shareholders who have not yet consented to contact Ed McCarthy at D.F. King at (212) 493-6952.

To learn more about the special meeting and the Pershing Square and Valeant bid for Allergan, as well as related court cases in the Delaware Court of Chancery and the U.S. District Court Central District of California, please go to http://advancingallergan.com/

MEDIA CONTACTS

Rubenstein

Steve Murray, 212-843-8293, smurray@rubenstein.com

Fran McGill, 212-843-9353, fmcgill@rubenstein.com

ABOUT PERSHING SQUARE

Pershing Square is a Securities and Exchange Commission registered investment advisor to private investment funds. A fund managed by Pershing Square is Allergan’s largest shareholder owning approximately 9.7% of shares outstanding.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to Pershing Square’s solicitation of written requests to call a special meeting of shareholders of Allergan. In furtherance of this proposal and subject to future developments, Pershing Square has filed a definitive solicitation statement with the SEC on July 11, 2014 (the “solicitation statement”) and a preliminary proxy statement on June 23, 2014, as it may be amended from time to time (the “proxy statement”) with respect to a special meeting of Allergan shareholders, Valeant has filed a registration statement on Form S-4 (the “Form S-4”) and a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) with the SEC on June 18, 2014, as it may be amended from time to time (together with the Form S-4, the “Schedule TO”), and a preliminary proxy statement on June 24, 2014, as it may be amended from time to time, with respect to a meeting of Valeant shareholders. Pershing Square and Valeant (and, if a negotiated transaction is agreed, Allergan) may file one or more solicitation statements, registration statements, proxy statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the solicitation statement, the Schedule TO, or any other solicitation statement, proxy statement, registration statement, prospectus, tender or exchange offer document or other document Pershing Square, Valeant and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE SOLICITATION STATEMENT, THE SCHEDULE TO, THE PROXY STATEMENT AND ANY OTHER SOLICITATION STATEMENT, PROXY STATEMENT, REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The solicitation statement has been mailed to stockholders of Allergan. Any definitive solicitation statement or proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of the solicitation statement, the Schedule TO and the proxy statement and will be able to obtain free copies of other documents (if and when available) filed with the SEC by Pershing Square and/or Valeant through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the solicitation statement. The solicitation statement can be obtained free of charge from the sources indicated.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information that was prepared as of the specific dates and/or for the specific periods referenced in the materials contained or referred to in this communication. All information contained in this communication that is not clearly historical in nature or that necessarily depends on future or subsequent events is forward-looking information prepared as of the specific dates and for the specific periods referenced in the applicable document contained or referred to in this communication, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking information as of such date(s). Such forward-looking information was based on the expectations of Pershing Square and information available at the time of initial publication or dissemination of such information. They were not, and are not, guarantees of future performance, events or results, involve various risks and uncertainties that are difficult to predict and are based upon assumptions as to future events, performance or results that were believed to be reasonable at the time such information was initially made available but may not prove to be accurate and, in most cases, have been superseded, modified or replaced by subsequent information, events or developments. While Pershing Square may elect to update forward-looking information contained in this communication at some point in the future, Pershing Square does not assume any obligation to update any such forward-looking information, except as required by and in accordance with applicable laws.

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